UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________to_____________

Commission File Number 001-35081

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

Kinder Morgan Savings Plan
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Fiduciary Committee of the
Kinder Morgan Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kinder Morgan Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but rather required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ham, Langston & Brezina, L.L.P.

We have served as the Plan’s auditor since 2006.

Houston, Texas
June 25, 2020

Kinder Morgan Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Receivables	$—	$3,000
Investments, at fair value (See Notes 2, 3 and 4)	2,157,528,757	1,777,449,351
Fully benefit-responsive investment contracts at contract value	269,930,232	279,291,223
Notes receivable from Participants	56,192,988	55,078,042
Other assets	429,939	—
Total assets	2,484,081,916	2,111,821,616

Liabilities
Administrative expenses payable	377,632	72,248
Total liabilities	377,632	72,248

Net assets available for benefits	$2,483,704,284	$2,111,749,368

The accompanying notes are an integral part of these financial statements.

Kinder Morgan Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions to net assets attributable to:
Investment income:
Interest income	$148,408
Dividend income	22,020,037
Net appreciation in fair value of investments	420,806,164
Other, net	8,390
Total investment income	442,982,999

Interest income on notes receivable from Participants	3,435,526

Contributions:
Participant contributions	91,441,204
Employer contributions	49,638,926
Rollovers	11,491,374
Total contributions	152,571,504

Total additions	598,990,029

Deductions from net assets attributable to:
Benefits paid to Participants	224,528,315
Administrative fees	2,506,798
Total deductions	227,035,113

Net increase in net assets available for benefits	371,954,916

Net assets available for benefits
Beginning of year	2,111,749,368
End of year	$2,483,704,284

The accompanying notes are an integral part of this financial statement.

Kinder Morgan Savings Plan Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

General

The Kinder Morgan Savings Plan (the “Plan”) was established in 1945 for the benefit of eligible employees of Kinder Morgan, Inc. (the “Company” or “Employer”). The following description of the Plan provides only general information. Plan participants (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Administration

The Plan is administered by the Company's Fiduciary Committee. Empower Retirement provides recordkeeping services for the Plan. The maintenance and custody of the Plan assets is administered by Great-West Trust Company, LLC (the “Trustee”). Invesco Trust Company (“Invesco”) manages a separate account, known as the Stable Value Fund (See Note 3). Invesco serves as the custodian for the Stable Value Fund.

Contributions

Participants may elect to make pre-tax contributions from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their elections to contribute at any time. All new Participants are automatically enrolled in the Plan with a pre-tax contribution by the Participant of 3% of their eligible annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. The Company has established a goal percentage rate of 8% (“SmartGoal”). Every February the Participants who have not opted out of automatic enrollment and who have a participation rate below the SmartGoal will automatically get a 1% increase until the Participant meets the SmartGoal. Participants can opt out of the SmartGoal at any time.

The Company makes a Qualified Non-Elective Contribution (“QNEC”) to the Plan on behalf of each Participant. The QNEC is equal to 5% of eligible compensation and is deposited as of each pay period.

Company contributions for bargaining Participants follow the respective collective bargaining agreements. All QNEC and other Company contributions are invested according to Participants’ investment elections on file or the default, if no election is filed. Participants can transfer from the default fund(s) to any other available investment fund(s) at any time.

For the year ended December 31, 2019, the Company's contributions totaled approximately $49.6 million.

The Plan provides an option for Participants to make after-tax Roth contributions ("Roth 401(k) option") to a separate Participant account. Unlike traditional 401(k) plans, where Participant contributions are made with pre-tax dollars, earnings grow tax-deferred and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability. The Company contribution will still be considered taxable income at the time of withdrawal.

Under the IRC, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $56,000 for each Participant for 2019. Annual additions are defined as Company contributions and Participant contributions.

Benefits/Vesting

Company contributions vest on the second anniversary of the date of hire. Vesting of Company contributions for bargaining Participants will follow the respective collective bargaining agreements.

Participant contributions may be withdrawn in the event of unusual expenses connected with illness or disability, for college or funeral expenses for a Participant or his or her dependents, for the repair of damage to a primary residence caused by fire, storm, or other casualties, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a Participant’s account will be available for distribution, rollover, or payable in the event of termination of employment, death,

Kinder Morgan Savings Plan Notes to Financial Statements

or termination of the Plan. If upon termination, a Participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a Participant’s account is greater than $1,000, the Participant’s distribution options are: lump-sum distribution, partial distribution, or periodic installments. Upon termination, Participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 ½, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, Participants would become fully vested in Company contributions.

Notes Receivable from Participants

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000, minus the highest outstanding loan balance from the previous 12 months. The Participants' loans are secured by their vested balances. All loans are charged an interest rate equal to the prime rate on the first business day of the month of issuance plus 2% and the rate remains fixed during the life of the loan. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested Employer contributions remain in the Plan and earn interest income. During 2019, terminated Participants forfeited $1,084,182 of Employer contributions, and available forfeitures in the amount of $1,322,315 were used to reduce Company QNEC.
2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are accounted for at fair market values as determined by quoted market prices in an active market. The Plan’s interest in common collective trust funds are based on the fair value of the funds' underlying investments as based on information reported by the investment advisor using the audited financial statements of the funds at year-end. Common stocks and exchange traded funds are valued at the closing price reported on the active markets on which the individual securities are traded. Bonds are valued using pricing models using observable inputs for similar securities.

The Plan invests in fully benefit-responsive investment contracts ("FBRIC") held in a stable value fund and the FBRICs are accounted for at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to FBRICs because contract value is the amount Participants would normally receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments. Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. Purchases and sales of the funds are reflected on a trade date basis. Interest income is recognized when earned. Dividends are recognized on the ex-dividend date.

Kinder Morgan Savings Plan Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. No allowance for credit losses have been recorded as of December 31, 2019 and 2018. Delinquent notes receivable from Participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Certain administrative services for the Plan may be provided by the Company at no cost to the Plan. All other administrative expenses are paid by the Plan with the exception of expenses associated with any Qualified Domestic Relations Orders and distributions, which are paid by the Participant. Effective October 1, 2019, an annual per Participant administrative fee was implemented to pay for the other administrative expenses.

Expense Offset Arrangement

Fees incurred by the Plan for investment management services and recordkeeping services are included in net appreciation in the fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Effective October 1, 2019, only investment management services fees were included in the net appreciation in the fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncement

In August 2018, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement. The new standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. Management does not expect the adoption of ASU No. 2018-13 to have a significant impact on the financial statements.

Subsequent Events

On March 11, 2020, the World Health Organization declared Coronavirus Disease 2019 ("COVID-19") a pandemic. The COVID-19 pandemic and resulting global disruptions have caused significant economic uncertainty and volatility in financial markets. As a result, the Plan's various investment securities have incurred significant fluctuations in fair value since December 31, 2019. The impact of COVID-19 continues to evolve rapidly and the Company is not able to estimate its full impact on the Plan's financial statements at this time. The Plan has implemented certain relief provisions offered by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Plan management has evaluated all subsequent events through June 25, 2020, which is the date the financial statements were issued, and has concluded that there are no other significant events to be reported.

3. INVESTMENT CONTRACTS

The Plan, through its Invesco Stable Value Fund (the “Fund”), holds investments in common collective trust funds and a money market fund. To reduce the risk of market losses on these investments, the Fund entered into synthetic investment contracts with financial institutions and insurance companies. A synthetic guaranteed investment contract (“GIC”) includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer

Kinder Morgan Savings Plan Notes to Financial Statements

of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. Synthetic investment contracts enable its participants to transact at the investments' contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These synthetic investment contracts are fully benefit-responsive, and their contract value is reflected in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

Under certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract. In some cases, an investment contract issuer may terminate a contract with the Plan and settle at an amount different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.

4. FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement that is determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan uses a hierarchical disclosure framework that ranks the quality and reliability of information used to determine fair values.

The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining fair value, the Plan uses two different approaches (the market approach and the income approach) depending on the nature of the assets and liabilities. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount, with the measurement based on the value indicated by current market expectations about those future amounts.

Kinder Morgan Savings Plan Notes to Financial Statements

Following is a description of the valuation methodologies and approaches used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common and preferred equity and exchange traded funds: Valued at the closing price reported on the active market on which the individual securities are traded. (Market approach)

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. Corporate bonds are held in self-directed brokerage accounts. (Income approach)

Registered investment companies (mutual funds): Valued at the daily closing price as reported by the mutual fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Market approach)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Kinder Morgan, Inc. Common Stock	$89,895,617	$—	$—	$89,895,617
Registered investment companies (mutual funds)	219,213,570	—	—	219,213,570
Self-directed brokerage accounts	51,821,339	46,774	—	51,868,113
Total assets in the fair value hierarchy	$360,930,526	$46,774	$—	360,977,300
Investments measured at NAV(a)				1,796,551,457
Investments at fair value				$2,157,528,757

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Kinder Morgan, Inc. Common Stock	$68,069,248	$—	$—	$68,069,248
Registered investment companies (mutual funds)	201,002,827	—	—	201,002,827
Self-directed brokerage accounts	44,764,961	462,331	—	45,227,292
Total assets in the fair value hierarchy	$313,837,036	$462,331	$—	314,299,367
Investments measured at NAV(a)				1,463,149,984
Investments at fair value				$1,777,449,351
_______
(a) In accordance with the FASB’s Accounting Standards Codification Subtopic 820-10, certain investments that were measured using NAV as a practical expedient per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available For Benefits.

Kinder Morgan Savings Plan Notes to Financial Statements

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV as a practical expedient as of December 31, 2019 and 2018:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trusts
State Street S&P 500 Index Securities Lending Series Fund Class II	$343,146,617	n/a	Daily	*
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Class II	187,688,463	n/a	Daily	*
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	152,651,721	n/a	Daily	*
Columbia Trust Focused Large Cap Growth Fund Institutional 1	149,907,189	n/a	Daily	n/a
State Street Target Retirement 2030 Securities Lending Series Fund Class V	112,175,299	n/a	Daily	*
State Street Target Retirement 2025 Securities Lending Series Fund Class V	105,631,473	n/a	Daily	*
State Street S&P Midcap Index Securities Lending Series Fund Class XIV	104,605,663	n/a	Daily	*
State Street Target Retirement 2020 Securities Lending Series Fund Class V	101,304,685	n/a	Daily	*
State Street Target Retirement 2040 Securities Lending Series Fund Class V	85,535,443	n/a	Daily	*
State Street Target Retirement 2035 Securities Lending Series Fund Class V	65,089,890	n/a	Daily	*
Loomis Sayles Core Plus Fixed Income Fund	63,987,852	n/a	Daily	n/a
State Street Target Retirement 2045 Securities Lending Series Fund Class V	62,772,611	n/a	Daily	*
MFS International Equity Fund Class IV	61,710,991	n/a	Daily	10 days
State Street Target Retirement 2050 Securities Lending Series Fund Class V	48,139,289	n/a	Daily	*
State Street Target Retirement Income Securities Lending Series Fund Class V	37,498,752	n/a	Daily	*
State Street Target Retirement 2015 Securities Lending Series Fund Class V	31,566,372	n/a	Daily	*
State Street Target Retirement 2055 Securities Lending Series Fund Class V	26,964,910	n/a	Daily	*
State Street Russell Small Cap Index Securities Lending Series Fund Class II	26,045,765	n/a	Daily	*
WEDGE Capital Mid Cap Value Fund	15,027,321	n/a	Daily	30 days
State Street Emerging Markets Index Securities Lending Series Fund Class II	10,319,711	n/a	Daily	*
State Street Target Retirement 2060 Securities Lending Series Fund Class V	4,781,440	n/a	Daily	*
	$1,796,551,457

Kinder Morgan Savings Plan Notes to Financial Statements

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice period
Common Collective Trusts
State Street Global Advisors S&P 500 Index Fund	$270,505,893	n/a	Daily	*
State Street Global Advisors Global Equity EX U.S. Index Non-lending Series Fund	146,111,137	n/a	Daily	*
Columbia Trust Focused Large Cap Growth-II Fund	127,685,187	n/a	Daily	n/a
State Street Global Advisors U.S. Bond Index Fund	127,053,965	n/a	Daily	*
State Street Global Target Retirement 2020 Fund	98,849,593	n/a	Daily	*
State Street Global Target Retirement 2030 Fund	94,155,260	n/a	Daily	*
State Street Global Target Retirement 2025 Fund	89,474,945	n/a	Daily	*
State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	83,104,594	n/a	Daily	*
State Street Global Target Retirement 2040 Fund	67,492,642	n/a	Daily	*
Loomis Sayles Core Plus Fixed Income Fund	53,096,090	n/a	Daily	n/a
State Street Global Target Retirement 2035 Fund	51,033,906	n/a	Daily	*
State Street Global Target Retirement 2045 Fund	47,001,900	n/a	Daily	*
State Street Global Target Retirement 2050 Fund	34,915,191	n/a	Daily	*
State Street Global Target Retirement Income Fund	34,796,346	n/a	Daily	*
State Street Global Target Retirement 2015 Fund	29,119,063	n/a	Daily	*
State Street Global Advisors Russell Small Cap Index Fund	22,480,861	n/a	Daily	*
State Street Global Target Retirement 2055 Fund	18,297,330	n/a	Daily	*
WEDGE Capital Mid Cap Value Fund	15,233,449	n/a	Daily	30 days
State Street Global Advisors Emerging Markets Index Fund	8,652,676	n/a	Daily	*
State Street Global Target Retirement 2060 Fund	2,216,127	n/a	Daily	*
Unitized Mutual Funds
Artisan Mid Cap Fund(a)	25,237,193	n/a	Daily	n/a
Harbor Small Cap Value Fund(b)	16,636,636	n/a	Daily	n/a
	$1,463,149,984
_______
* Redemptions normally settle on trade date plus one business day. State Street Global Advisors (SSgA) also requests notice 15 days in advance of trade date for all plan-directed redemptions that are of significant size, as determined by SSgA.
(a)  This fund seeks to maximize long-term capital growth by investing in equities of medium-sized companies.
(b)  This fund seeks to maximize long-term total return by investing in equities of small cap companies.

5. TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on March 21, 2016. The Plan has been amended since receiving this determination; however, the Company's Fiduciary Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Company's Fiduciary Committee believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to Participants until a partial or complete distribution of such contributions and associated accumulated earnings are made.

Kinder Morgan Savings Plan Notes to Financial Statements

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in accounts managed by the Trustee, Invesco and the Plan has notes receivable from certain of its Participants. Additionally, the Plan invests in shares of the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7. RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include mutual funds, common stocks, bonds, money market funds, exchange traded funds and common collective trusts. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts shown in the accompanying Statements of Net Assets Available for Benefits.

As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Because of the uncertainty of the markets during this time, the Plan management is unable to estimate the total impact the pandemic will have.

8. RECONCILIATION OF THE PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$2,483,704,284	$2,111,749,368
Deemed distributions of notes receivable from Participants	(2,199,183)	(1,678,956)
Difference between fair value and contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	5,730,608	(1,871,164)
Net assets available for benefits per Form 5500	$2,487,235,709	$2,108,199,248

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2019
Net increase in net assets available for benefits per the financial statements	$371,954,916
Change in deemed distributions of notes receivable from Participants	(520,227)
Change in difference between fair value and contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	7,601,772
Net increase in net assets available for benefits per Form 5500	$379,036,461

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a Participant is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the Participant’s individual account and the Participant has discontinued payment of the note receivable as of the end of the year. In accordance with GAAP, the note receivable balance is still considered as an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time as a distributable event occurs.

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019
EIN: 80-0682103
PN: 002
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value**
Mutual Fund
	Dodge & Cox Stock Fund	Registered Investment Company	$109,947,029
	Harbor Small Cap Growth Fund Institutional Shares	Registered Investment Company	51,916,152
	Artisan Mid Cap Fund Institutional Shares	Registered Investment Company	33,109,174
	Harbor Small Cap Value Fund Institutional Shares	Registered Investment Company	19,287,725
		Total Mutual Fund	214,260,080
Common Collective Trust
	State Street S&P 500 Index Securities Lending Series Fund Class II	Common Collective Trust	343,146,617
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Class II	Common Collective Trust	187,688,463
	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Common Collective Trust	152,651,721
	Columbia Trust Focused Large Cap Growth Fund Institutional 1	Common Collective Trust	149,907,189
	State Street Target Retirement 2030 Securities Lending Series Fund Class V	Common Collective Trust	112,175,299
	State Street Target Retirement 2025 Securities Lending Series Fund Class V	Common Collective Trust	105,631,473
	State Street S&P Midcap Index Securities Lending Series Class XIV	Common Collective Trust	104,605,663
	State Street Target Retirement 2020 Securities Lending Series Fund Class V	Common Collective Trust	101,304,685
	State Street Target Retirement 2040 Securities Lending Series Fund Class V	Common Collective Trust	85,535,443
	State Street Target Retirement 2035 Securities Lending Series Fund Class V	Common Collective Trust	65,089,890
	Loomis Sayles Core Plus Fixed Income Fund	Common Collective Trust	63,987,852
	State Street Target Retirement 2045 Securities Lending Series Fund Class V	Common Collective Trust	62,772,611
	MFS International Equity Fund Class IV	Common Collective Trust	61,710,991
	State Street Target Retirement 2050 Securities Lending Series Fund Class V	Common Collective Trust	48,139,289
	State Street Target Retirement Income Securities Lending Series Fund Class V	Common Collective Trust	37,498,752
	State Street Target Retirement 2015 Securities Lending Series Fund Class V	Common Collective Trust	31,566,372
	State Street Target Retirement 2055 Securities Lending Series Fund Class V	Common Collective Trust	26,964,910
	State Street Russell Small Cap Index Securities Lending Series Fund Class II	Common Collective Trust	26,045,765
	WEDGE Capital Mid Cap Value Fund	Common Collective Trust	15,027,321
	State Street Emerging Markets Index Securities Lending Series Fund Class II	Common Collective Trust	10,319,711
	State Street Target Retirement 2060 Securities Lending Series Fund Class V	Common Collective Trust	4,781,440
		Total Common Collective Trust	1,796,551,457
Self-Directed Brokerage Account
	Self-Directed Brokerage Account	Common Stock, Interest-bearing Cash, Bonds, Exchange Traded Funds, and Mutual Funds	51,767,546
*	Self-Directed Brokerage Account	Kinder Morgan, Inc. Common Stock	100,567
		Total Self-Directed Brokerage Account	51,868,113
Stable Value Fund
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust	133,436,443
*	IGT Invesco A or Better Intermediate Fund	Common Collective Trust	28,336,386
*	IGT Jennison A or Better Intermediate Fund	Common Collective Trust	28,401,936
*	IGT Loomis Sayles A or Better Intermediate Fund	Common Collective Trust	14,419,095
*	IGT Invesco A or Better Core Fixed Income Fund	Common Collective Trust	14,352,233
*	IGT Loomis Sayles A or Better Core Fixed Income Fund	Common Collective Trust	14,233,906
*	IGT PIMCO A or Better Core Fixed Income Fund	Common Collective Trust	14,143,810
*	IGT Dodge and Cox A or Better Core Fund	Common Collective Trust	14,135,033
*	IGT PIMCO A or Better Intermediate Fund	Common Collective Trust	14,201,998
		Total Wrapped Holdings	275,660,840
	Morgan Stanley Institutional Liquidity Government Portfolio	Registered Investment Company	4,953,490
		Total Stable Value Fund	280,614,330
Kinder Morgan Stock Fund
*	Kinder Morgan, Inc.	Kinder Morgan, Inc. Common Stock	89,895,617
Participant Loans
*	The Plan	Participant loans with terms ranging from 0 to 30 years and interest rates ranging from 3.25% to 10.50%	56,192,988
		Total Assets (Held at End of Year)	$2,489,382,585
_____
*	Represents party-in-interest transactions (Note 6).
**	Cost information is not required for participant directed investments.

EXHIBIT INDEX

Exhibit Number Description
        23.1 Consent of Independent Registered Public Accounting Firm dated June 25, 2020

        Pursuant to the requirements of the Securities Exchange Act of 1934, Kinder Morgan, Inc.'s Fiduciary Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN SAVINGS PLAN

	By:	/s/ Matthew Wojtalewicz
Matthew Wojtalewicz,
Member of the Fiduciary Committee of
Kinder Morgan, Inc.
Date: June 25, 2020